SCWORX CORP.

590 MADISON AVE, 21ST FLOOR

NEW YORK, NY 10022

August 3, 2022

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	SCWorx Corp.

Registration Statement on Form S-1

File No.           333-266347

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, SCWorx Corp. is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:30 a.m. on August 5, 2022, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Brian Bernstein, our legal counsel at (561) 686-3307.

Very truly yours,

/s/ Chris Kohler
Chris Kohler
Chief Financial Officer

cc:

Brian S. Bernstein, Esq.